Exhibit 99.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDS Holdings Limited** (the “Company”) is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on March 15, 2023 (Hong Kong time) for the purpose of, among others, approving our unaudited financial results for the fourth quarter and the full year ended December 31, 2022 (“Fourth Quarter and Annual Results”). We will announce our Fourth Quarter and Annual Results after the trading hours of the Hong Kong market on March 15, 2023 (Hong Kong time) and before the opening of the U.S. market on March 15, 2023 (U.S. Eastern Time), on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

The earnings teleconference call will take place at 8:00 PM on March 15, 2023 (Hong Kong time). Our management will be on the call to discuss the Fourth Quarter and Annual Results. Interested parties may complete online registration using the link provided below at least 15 minutes before the initiation of the call. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:
https://register.vevent.com/register/BI6313265f4ddf4853a4898232a49ff5a4

By order of the Board
GDS Holdings Limited **
Mr. William Wei Huang
Chairman and Chief Executive Officer

Hong Kong, March 5, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Lee Choong Kwong, and Mr. Gary J. Wojtaszek as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

* For identification purposes only

** Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited